Mail Stop 4561

January 31, 2007

Mr. Jerome R. Mahoney
Speechswitch, Inc.
750 Highway 34
Matawan, NJ 07747

>   **Re: SpeechSwitch, Inc.**
>   **Post-Effective Amendment No. 1 to Form SB-2**
>   **File No. 333-130475**
>
>   **Form 10-QSB/A for the Quarterly Period Ended June 30, 2006**
>   **Filed on January 16, 2007**
>
>   **Form 10-QSB/A for the Quarterly Period Ended September 30, 2006**
>   **Filed on January 16, 2007**

Dear Mr. Mahoney:

    We have reviewed the above-captioned filings and have the following additional comments.

Post-Effective Amendment on Form SB-2

1. Please provide Item 402 disclosure for the year ended December 31, 2006. If bonus amounts for this year have not yet been determined, this should be noted in a footnote together with disclosure regarding the date the bonus will be determined, any formula or criteria that will be used and any other pertinent information. Refer to CF Tel. Interp. J.8B. Please note that your revised disclosure should comply with the Commission's New Executive Compensation and Related Person Disclosure Rules.

Form 10-QSB/A for the quarter ended September 30, 2006

Form 10-QSB/A for the quarter ended June 30, 2006

Item 3. Controls and Procedures

2. We note your revisions in response to our comment letter dated January 4, 2007.
    The material weakness identified by your independent auditor during the course
    of its review for the period ended June 30, 2006 is still not clear. In addition to
    the current disclosure, which addresses why the material weakness came about,
    please revise to identify the material weakness.

3. With respect to the Form 10Q-SB for the quarter ended September 30, 2006, it is
    not clear whether or not the material weakness was present at the end of this
    period. In this regard, your disclosure only indicates that your auditors found a
    material weakness during their review of the period ended June 30, 2006. Please
    advise. Also, as previously requested, please indicate when the material weakness
    first began and, if the material weakness was continuing at the end of the
    September 30, 2006 period, please provide an estimated timeframe for the
    remediation. Finally, we note that you have provided some risk factor disclosure
    in the two filings that you amended in response to our comment letter dated
    January 4, 2007. Please advise us of the consideration you have given to
    providing similar risk factor discussion in your registration statement.

Exhibit 31.1

4. We note that the identification of the certifying individual at the beginning of the
    certification required by Exchange Act Rule 13a-14(a) also includes the title of
    the certifying individual. The identification of the certifying individual at the
    beginning of the certifying should be revised so as not to include the individual's
    title.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You
may wish to provide us with marked copies of the amendments to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments. Please respond to our
comments in your periodic reports within 10 business days of the date of this letter.

Please contact Jay Ingram at (202) 551-3397 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Christopher S. Auguste, Esq.
        Kramer Levin Naftalis & Frankel LLP
        by facsimile at: 212-715-8277